MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is March 30, 2006, for the quarter ended January 31, 2006 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is to invest directly into suitable new exploration projects and to consider investing into existing exploration and technology companies. At January 31, 2006, the Company held interests in three such companies.

The Company, after receiving shareholder approval at the Company’s AGM on January 12, 2006, continued the jurisdiction of the Company out of the Yukon Territory and back into British Columbia on January 16, 2006.

Results of Operations

The Company has incurred losses to date of $10,060,812 which includes net income for the second quarter of the 2006 fiscal year of $176,031 compared to the second quarter net income of $1,045,320 last year or $592,654 for the six months ended January 31, 2006 compared to $1,039,740 last year.

The Company’s net income of $176,031 for the second quarter consisted of a gain on sale of investments of $73,055 as a result of the Company selling 7,305,500 shares of AMG Oil Ltd. (“AMG”) for $0.01 per share as well as a recovery of foreign exchange losses recorded during the first quarter. During the comparable quarter last year the Company’s net income of $1,045,320 resulted from the sale of 688,800 shares of Austral Pacific Energy Ltd. (“Austral”) for a gain over book value of $1,024,356.

For the six month period ended January 31, 2006 the Company’s net income of $592,654 also included a gain on sale of the Company’s 1,000,000 shares of TAG Oil Ltd. (“TAG”) totaling $641,581. This compares to net income for the six month period ended January 31, 2005 totaling $1,039,740 that consisted of the sale of Austral shares described above.

During the second quarter of the 2006 fiscal year the Company did not conduct any significant investing activities. However, during the six months ended January 31, 2006, the Company used $500,000 of the proceeds received from the sale of TAG shares described above to acquire 200,000 units of Austral at a cost of $2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each full warrant entitling the Company to purchase one common share of Austral at a price of $3.50 per share, subject to an accelerated expiry if a trigger price is reached in the first twelve months from the issue date. The expiry date of the share purchase warrants, if not accelerated, is October 13, 2006.

During the first quarter of the 2006 fiscal year, the Company also exercised share purchase warrants to acquire 500,000 shares of TAG at a price of $0.60 per share.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

For the three and six month periods ending January 31, 2006, the General and Administrative (“G&A”) expenses increased to $94,144 and $151,315, respectively when compared to the G&A of $50,088 and $73,851, respectively for the same periods last year. The main items of G&A that increased were related to the compensation paid to the Company’s Chief Executive Officer, corporate relations and development costs relating to development of the Company’s website and corporate materials, legal costs, printing and wages and benefits.

Summary of Quarterly Results

	Three Month Period Ended Jan. 31, 2006 $	Three Month Period Ended Oct. 31, 2005 $	Three Month Period Ended July 31, 2005 $	Three Month Period Ended April 30, 2005 $	Three Month Period Ended Jan. 31, 2005 $	Three Month Period Ended Oct 31, 2004 $	Three Month Period Ended July 31, 2004 $	Three Month Period Ended April 30, 2004 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	176,031	416,623	25,932	76,574	1,045,320	(5,580)	60,226	(31,747)
Basic income (loss) per share	0.07	0.17	0.00	0.03	0.42	(0.00)	0.02	(0.01)
Diluted income (loss) per share	0.07	0.17	0.00	0.03	0.30	(0.00)	0.01	(0.01)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur during the current quarter relating to the sale of control of AMG. In addition during the 2003 fiscal year, the Company had an unusual item occur resultant from the non-cash acquisition of AMG during the 2003 fiscal year, the effects of which were disclosed on the Companys audited financial statements for the year ended July 31, 2004 and 2003.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

Capital Expenditures

The Company has no material commitments for capital expenditure at January 31, 2006 or as of the date of this filing.

Liquidity and Capital Resources

The Company did not conduct any financing activities during the three months ended January 31, 2006 and currently the Company has 2,516,869 shares outstanding (2005: 2,516,869).

The investing activities of the Company for the six months ended January 31, 2006 have been described above and consists substantially of acquiring 200,000 shares of Austral Pacific, acquiring 500,000 shares of TAG, selling 1,000,000 shares of TAG and selling 7,305,500 shares of the Company’s previously controlled subsidiary, AMG.

Please refer to Note 3 of the accompanying unaudited interim financial statements for further information.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to Note 4 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended January 31, 2006.

Subsequent Events

At the Company’s AGM held on January 12, 2006 shareholders approved the creation of a new class of preferred shares and the adoption of new corporate articles. To the date of this report there are no agreements or intentions to issue any preferred shares. The new articles allow the directors of the Company to authorize, without further shareholder approval, name changes, share consolidations and share subdivisions.

On March 16, 2006, the Company approved a forward split (sub-division) of the Company’s common shares on a seven for one basis. Upon completion of the forward split on March 30, 2006, the Company will have 17,618,083 shares issued and outstanding.

Business Risks and Uncertainties

The Company is indirectly exposed through its holdings of operatiing oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, decline in value of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable funding and performing ongoing due diligence and monitoring of its investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

Douglas Lynes, CA	Computershare Investor Services Inc.
Delta, BC (1)	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimile: 1-866-249-7775
Email: service@computershare.com
1407-1050 Burrard Street
Vancouver, British Columbia
Canada V6Z 2S3	SHARE LISTING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	OTCBB: TOPLF

SHAREHOLDER RELATIONS	ANNUAL GENERAL MEETING

Telephone: 604-682-6496	The annual general meeting was held
Facsimile: 604-682-1174	on January 12, 2006 at the offices
of Lang Michener, Barristers & Solicitors,
BANKERS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Bank of Montreal
Vancouver, British Columbia	SHARE CAPITAL

SUBSIDIARY	At March 30, 2006 there are 17,618,083
shares issued and outstanding.
DLJ Management Corp.
AMG Oil Ltd. (Sold on November 30, 2005)